Exhibit 99.1

October 30, 2019

Board of Directors

Asta Funding, Inc.

210 Sylvan Ave.

Englewood Cliffs, New Jersey 07632

Dear Members of the Board:

I am pleased to submit this non-binding proposal (the “Proposal”) to acquire all of the outstanding shares of the common stock of Asta Funding, Inc. (the “Company”) at a cash purchase price of $10.75 per share, representing a premium of approximately 60% over the closing price of the Company’s common stock on October 29, 2019, and approximately 60% over the average closing price of the Company’s common stock for the past 30 trading days. Given the premium to the market price, I believe that this Proposal presents a highly attractive opportunity for the public shareholders of the Company.

I anticipate that the transaction would be in the form of a merger of the Company with a newly formed acquisition vehicle that I would control. I expect the Company’s management to remain in place following the merger along with the rest of the Company’s valued employees. I am presenting this Proposal on my own behalf, but I may approach family members and related entities to join me in this Proposal.

I expect that you will establish a special committee of independent directors (the “Special Committee”), with its own independent legal and financial advisors, to review the Proposal on behalf of the Company’s public shareholders. I will not move forward with the transaction unless it is approved by the Special Committee. In addition, any definitive acquisition agreement would need to include a non-waivable majority of the minority vote condition.

You should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own. I am not interested in selling my shares in the Company to a third party or participating in any merger or other strategic transaction involving any third party, and do not intend to vote in my capacity as a shareholder in favor of any such transaction. Nevertheless, I assure you that if the Special Committee, after consulting with its advisors, does not approve this Proposal or the requisite vote of the minority shareholders is not obtained, my relationship with the Company would not be adversely affected.

In accordance with my legal obligations, I will be filing an amendment to my Schedule 13D, and will include a copy of this letter.

I have retained Bayard, P.A. as my legal advisor in this matter.

I reserve the right to withdraw or modify this Proposal until such time as definitive agreements are entered into with the Company.

I look forward to the opportunity to discuss the Proposal with the Special Committee and its advisors. Should you have any questions, please contact me.

Sincerely,

/s/ Gary M. Stern